UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294
Montevideo
Uruguay 11300
+1 (424) 392-7437
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

EXHIBIT INDEX

Exhibit No.	Description
99.1	DLocal Announces New Independent Member of its Board of Directors and Audit Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Diego Cabrera Canay
	Name:	Diego Cabrera Canay
	Title:	Chief Financial Officer

Date: June 3, 2022

Exhibit 99.1

DLocal Announces New Independent Member of its Board of Directors and Audit Committee

Montevideo, Uruguay, June 3, 2022 – DLocal Limited (“DLocal”) announces that Ms. Mariam Toulan has been appointed as an independent director of DLocal. In addition, Ms. Mariam Toulan has been appointed as a member of DLocal’s audit committee.

Ms. Toulan is an Independent Adviser and former Senior Investment Banker with over 30 years financial leadership experience across Europe, Middle East, Africa, North and South America. She has an expertise in identifying, evaluating, and mitigating risk, as well as developing new business opportunities. After her retirement from investment banking, she has acted as a Senior Adviser to a range of mid-size and large-cap companies. Prior to that, she served as MD and Head of EMEA Loan Syndicate at Bank of America Merrill Lynch, where she was a senior risk taker and sat on the EMEA Finance Committees. Before joining Bank of America in 2008, she spent 10 years as a leader in JPMorgan’s EMEA leveraged finance business in London. She has experience in a broad range of emerging markets having also led Baring Private Equity Partners capital raising efforts for EM Funds and having spent several years with the International Finance Corporation where she was responsible for global distribution of EM primary bond and equity issues. She began her career at Chemical Bank in NY. Ms. Toulan has an MBA from INSEAD in France and a BSc from Georgetown University’s School of Foreign Service in Washington, DC.

About DLocal

dLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across Africa, Asia, Latin America, and the Middle East. Through the “One dLocal” concept (one API, one platform, one contract), global companies can accept payments, send pay-outs, settle funds globally, and issue white label prepaid virtual and physical debit cards in local currencies, without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market. Learn more at https://dlocal.com.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com